Exhibit 99.1

KNOT Offshore Partners LP announces pricing of public offering of 4,600,000 common units

Aberdeen, United Kingdom, June 24, 2014 – KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced today that it has priced its public offering of 4,600,000 common units, representing limited partner interests, at a price of $28.43 per unit. The Partnership has granted the underwriters a 30-day option to purchase up to an additional 690,000 common units.

The Partnership intends to use the net proceeds that it receives in the offering and the related capital contribution by its general partner to maintain its 2% general partner interest to fund the purchase prices of its previously announced acquisitions of two shuttle tankers, the Hilda Knutsen and the Torill Knutsen, from Knutsen NYK Offshore Tankers AS and the remainder for general partnership purposes. If the Acquisitions do not close, the Partnership will use the net proceeds from the offering and the related capital contribution by its general partner for general partnership purposes.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

BofA Merrill Lynch, Citigroup, Barclays, Raymond James, RBC Capital Markets, UBS Investment Bank and Wells Fargo Securities are acting as the joint book-running managers in connection with the offering. In addition, ABN AMRO and DNB Markets are acting as the co-managers in connection with the offering.

When available, copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained free of charge on the Securities and Exchange Commission’s website at http://www.sec.gov or from the underwriters of the offering as follows:

BofA Merrill Lynch

222 Broadway

New York, NY 10038

Attn: Prospectus Department

Email: dg.prospectus_requests@baml.com

Citigroup

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Telephone: (800) 831-9146

Barclays

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Telephone: (888) 603-5847

Email: barclaysprospectus@broadridge.com

Raymond James

880 Carillon Parkway

St. Petersburg, FL 33716

Attn: Prospectus Department

Telephone: (800) 248-8863

Email: prospectus@raymondjames.com

RBC Capital Markets

Attn: Equity Syndicate

Three World Financial Center

200 Vesey Street, 8th Floor

New York, NY 10281

Telephone: (877) 822-4089

UBS Investment Bank

Attn: Prospectus Department

299 Park Avenue

New York, NY 10171

Telephone: (888) 827-7275

Wells Fargo Securities

Attn: Equity Syndicate Department

375 Park Avenue

New York, NY 10152

Telephone: (800) 326-5897

Email: cmclientsupport@wellsfargo.com

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units in the public offering will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-195976). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the Partnership’s management and are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The information set forth herein should be read in light of such risks. The Partnership does not assume any obligation to update the information contained in this press release.

Media:

KNOT Offshore Partners LP

Arild Vik

Chief Executive Officer and Chief Financial Officer

+44 758 1899 777

Source: KNOT Offshore Partners LP